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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       UNITED ASSET MANAGEMENT CORPORATION
                            (Name of Subject Company)

                       UNITED ASSET MANAGEMENT CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    909420101
                      (CUSIP Number of Class of Securities)

                             JOSEPH R. RAMRATH, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNITED ASSET MANAGEMENT CORPORATION
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 330-8900
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 with a copy to:

                                ADAM O. EMMERICH
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
 _
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On July 26, 2000, United Asset Management Corporation issued a press release containing the following text:

                                UAM Contacts:  Juliana M. Coyle (Investors)
                                               Jonathan V. Hubbard (Media)
                                                          (617) 330-8900

                                    Internet:  www.uam.com

FOR IMMEDIATE RELEASE

                 UAM REPORTS STRONG SECOND QUARTER 2000 RESULTS

     BOSTON, July 26, 2000--United Asset Management Corporation (NYSE: UAM) today reported gains in financial and operating results for the second quarter ended June 30, 2000. These included increased per-share Cash Earnings (net income plus amortization and depreciation) and diluted earnings, revenues, and net income compared to prior-year results. On June 19, the Company announced that it had agreed to be acquired by Old Mutual plc, a United Kingdom-based financial services group that is expanding its asset management businesses in the United States and Europe. Old Mutual launched its tender offer to acquire UAM common stock on July 17, 2000.

                                FINANCIAL RESULTS

     Cash Earnings per share, calculated under the same method used for diluted earnings per share, rose 11% to $.89 in the second quarter compared to $.80 in the corresponding 1999 period. UAM's Cash Earnings are used to invest in affiliates, repurchase shares of the Company's common stock, pay dividends to shareholders and fund acquisitions. Cash Earnings are presented on a per-share basis as an additional measure of operating performance and are not a substitute for earnings per share.

     Second quarter 2000 revenues were $249.6 million, up 14% compared to $219.3 million in the 1999 second quarter. At $19.5 million, net income in the quarter was 31% ahead of the $14.9 million in 1999, and diluted earnings per share were $.34 versus $.25 last year, an increase of 36%. Cash Earnings in the 2000 second quarter were $50.9 million, up 7% over $47.5 million in last year's second quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose 9% to $81.8 million from $75.1 million in the 1999 quarter.

     The Company's assets under management totaled $195.4 billion as of June 30, 2000, compared to $203.2 billion at the start of the quarter and $202.6 billion at the beginning of the year. During the quarter, market performance subtracted $3.3 billion from UAM's assets under management, reflecting declines in equity markets worldwide. Negative net client cash flow reduced these assets by $4.3 billion, and a UAM affiliate sold a small segment of its business totaling approximately $200 million during the period.

     Compared to a year earlier, UAM's second quarter revenues rose 14%, driven by the rise of securities markets in the United States and other countries, and partially offset by the effect of negative net client cash flow and the divestiture of three small UAM affiliates. The 31% rise in net income reflected higher revenues and a lower tax rate. The increase in Cash Earnings per share during the period reflected both higher earnings and a reduction in shares outstanding from 58.9 million shares to 57.2 million shares due to share repurchases.

                                 FUTURE OUTLOOK

     "UAM registered solid gains in Cash Earnings, revenues, and net income during the quarter," said James F. Orr III, President and Chief Executive Officer. "Our Cash Earnings per share for the period were nearly triple reported earnings per share. Meanwhile, the process of change at UAM is continuing through increased investment in our firms to support product development, client service, technology and other areas. Our investments encompass all business segments within UAM -- institutional, mutual fund and high-net-worth -- and span a variety of firms ranging from large to small. We are also vigorously pursuing our re-equitization initiative, which involves transferring minority interests in certain affiliates to the principals of those firms in order to provide appropriate incentives to attract and retain the most talented professionals.

     "The agreement we announced on June 19 to be acquired by Old Mutual plc for $25 per share in cash offers significant benefits to both organizations," Mr. Orr added. "It delivers value to our shareholders and provides our affiliates with the opportunity to be part of a global financial service organization with strong and growing distribution. For its part, UAM is a product-rich organization that will bring Old Mutual a wide range of investment products and styles in the largest investment market in the world."

                       UNITED ASSET MANAGEMENT CORPORATION

     One of the largest independent investment management organizations in the world, United Asset Management Corporation provides a broad range of investment management services to institutions, mutual funds and high-net-worth investors. These services are offered through a diverse group of operating firms that managed over $195 billion on June 30, 2000 for clients throughout the United States, Canada and abroad.

     Each of UAM's investment management firms maintains its own identity, together with investment and operating independence, in order to provide superior, focused and individualized service to its clients. UAM supports its affiliates through marketing and service initiatives, and invests alongside its firms in areas such as professional development, investment technology, client service, new products, marketing and distribution.

                           FORWARD-LOOKING STATEMENTS

     THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS INCLUDE DESCRIPTIONS OF UAM'S OPERATIONAL PLANS, EXPECTATIONS ABOUT FUTURE EARNINGS AND OTHER RESULTS OF OPERATIONS, VIEWS OF FUTURE INDUSTRY OR MARKET CONDITIONS, AND OTHER STATEMENTS THAT INCLUDE WORDS LIKE "MAY," "EXPECTS," "BELIEVES," AND "INTENDS," AND THAT DESCRIBE OPINIONS ABOUT FUTURE EVENTS.

     INVESTORS  SHOULD  NOT  RELY  ON  THESE  STATEMENTS  AS  THOUGH  THEY  WERE
GUARANTEES.  THESE  STATEMENTS  ARE  CURRENT  ONLY  WHEN  THEY ARE  MADE.  UAM'S
MANAGEMENT HAS NO OBLIGATION TO REVISE OR UPDATE THESE STATEMENTS BASED ON FUTURE DEVELOPMENTS. KNOWN AND UNKNOWN RISKS, INCLUDING THOSE RELATING TO THE ACQUISITION OF UAM BY OLD MUTUAL, MAY CAUSE UAM'S ACTUAL RESULTS AND PERFORMANCES TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THESE STATEMENTS. SOME OF THESE RISKS, UNCERTAINTIES AND OTHER FACTORS ARE THAT: MOST OF UAM'S REVENUES ARE BASED ON THE MARKET VALUE OF MANAGED ASSETS AND, THEREFORE, WILL RISE AND FALL WITH CHANGES IN THE ECONOMY AND FINANCIAL MARKETS; THE INVESTMENT MANAGEMENT BUSINESS IS HIGHLY COMPETITIVE; THE INVESTMENT MANAGEMENT BUSINESS IS SUSCEPTIBLE TO INTERNAL SHIFTS AND FREQUENTLY REQUIRES FIRMS TO ADAPT; UAM'S AFFILIATED FIRMS DEPEND SIGNIFICANTLY ON KEY EMPLOYEES; AND THE CHANGE IN CONTROL OF UAM WILL NECESSITATE A TRANSITION PERIOD OF UNCERTAIN DURATION AND EFFECT. CERTAIN OF THESE AND OTHER RISK FACTORS ARE IDENTIFIED AND MORE THOROUGHLY EXPLAINED IN EXHIBIT 99.1 TO UAM'S ANNUAL REPORT ON FORM 10-K FILED ON MARCH 21, 2000 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).

                   MERGER AGREEMENT BETWEEN OLD MUTUAL AND UAM

     PURSUANT TO THE MERGER AGREEMENT BETWEEN OLD MUTUAL AND UAM, OLD MUTUAL FILED A TENDER OFFER STATEMENT AND UNITED ASSET MANAGEMENT FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC ON JULY 17. THESE TENDER OFFER MATERIALS HAVE BEEN MAILED TO THE SHAREHOLDERS OF UAM. CONSUMMATION OF THE TENDER OFFER IS SUBJECT TO CUSTOMARY CONDITIONS, INCLUDING ACCEPTANCES BY HOLDERS OF A MAJORITY OF UAM'S OUTSTANDING SHARES AND RECEIPT OF REGULATORY AND CLIENT APPROVALS.

     INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN, FOR FREE, COPIES OF THESE STATEMENTS, AS WELL AS COPIES OF PERIODIC REPORTS AND OTHER INFORMATION FILED WITH THE SEC BY UAM AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED BY UAM MAY BE OBTAINED BY VISITING THE UAM WEB SITE AT WWW.UAM.COM.

                                 (tables follow)

                      UNITED ASSET MANAGEMENT CORPORATION

                              FINANCIAL HIGHLIGHTS
                              --------------------

--------------------------------------------------------------------------------
Three Months Ended June 30,              2000               1999          Change
--------------------------------------------------------------------------------
Revenues                              $249,607,000      $219,342,000        14%
--------------------------------------------------------------------------------
Net income                            $19,457,000       $14,901,000         31%
--------------------------------------------------------------------------------
Cash Earnings (1)                     $50,892,000       $47,499,000          7%
--------------------------------------------------------------------------------
EBITDA (2)                            $81,821,000       $75,147,000          9%
--------------------------------------------------------------------------------
Basic earnings per share                     $.34              $.25         36%
--------------------------------------------------------------------------------
Diluted earnings per share                   $.34              $.25         36%
--------------------------------------------------------------------------------
Cash Earnings per share (3)                  $.89              $.80         11%
--------------------------------------------------------------------------------
Average common shares outstanding      56,549,000        58,922,000          -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Six Months Ended June 30,                    2000              1999     Change
--------------------------------------------------------------------------------
Revenues                             $488,655,000      $437,037,000         12%
--------------------------------------------------------------------------------
Net income                            $37,918,000       $30,002,000         26%
--------------------------------------------------------------------------------
Cash Earnings (1)                    $101,203,000       $94,274,000          7%
--------------------------------------------------------------------------------
EBITDA (2)                           $161,963,000      $149,054,000          9%
--------------------------------------------------------------------------------
Basic earnings per share                    $ .67              $.50         34%
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Diluted earnings per share                  $ .67              $.50         34%
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Cash Earnings per share (3)                 $1.78             $1.57         13%
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Average common shares outstanding      56,665,000        59,733,000          -
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Common shares outstanding at June 30   57,177,000        58,870,000          -
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Assets under management at
  June 30                        $195,395,000,000  $205,904,000,000         -5%
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(1) Net income plus amortization and depreciation.
(2) Earnings before interest, taxes, depreciation and amortization.
(3) Calculated under the same method used for diluted earnings per share and presented as an additional measure of operating performance, not as a substitute for earnings per share.

                       UNITED ASSET MANAGEMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      ------------------------------------
                                   (Unaudited)

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                            Three Months Ended            Six Months Ended
                                June 30,                      June 30,
                          2000           1999           2000           1999
--------------------------------------------------------------------------------
REVENUES                $249,607,000  $219,342,000    $488,655,000  $437,037,000
--------------------------------------------------------------------------------
OPERATING EXPENSES:
  Compensation and related
    expenses             128,005,000   110,311,000     253,080,000   219,380,000
  Amortization of cost
    assigned to contracts
    acquired              25,778,000    26,507,000      52,072,000    52,595,000
  Other operating expenses

                          44,219,000    38,791,000      82,467,000    77,937,000
--------------------------------------------------------------------------------
                         198,002,000   175,609,000     387,619,000   349,912,000
--------------------------------------------------------------------------------
Operating income          51,605,000    43,733,000     101,036,000    87,125,000
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NON-OPERATING EXPENSES:
  Interest expense, net   17,349,000    16,502,000      34,138,000    32,336,000
  Other amortization       1,219,000     1,184,000       2,358,000     2,343,000
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                          18,568,000    17,686,000      36,496,000    34,679,000
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Income before income
  tax expense             33,037,000    26,047,000      64,540,000    52,446,000
Income tax expense        13,580,000    11,146,000      26,622,000    22,444,000
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NET INCOME               $19,457,000   $14,901,000     $37,918,000   $30,002,000

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Basic earnings per share        $.34          $.25            $.67          $.50
Diluted earnings per share      $.34          $.25            $.67          $.50
Dividends declared per share    $.20          $.20            $.40          $.40
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

                       UNITED ASSET MANAGEMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET
                           --------------------------


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                                                 June 30,          December 31,
                                                  2000                1999
                                               (Unaudited)
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ASSETS
Current assets:
  Cash and cash equivalents                   $168,036,000        $123,754,000

  Investment advisory fees receivable          170,685,000         169,566,000
  Other current assets                          11,990,000          11,621,000
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TOTAL CURRENT ASSETS                           350,711,000         304,941,000
Fixed assets, net                               34,956,000          37,391,000
Cost assigned to contracts acquired, net
  of accumulated amortization of
  $741,347,000 in 2000 and 700,410,000
  in 1999                                      785,910,000         841,454,000
Other assets                                   147,316,000         137,905,000
--------------------------------------------------------------------------------
TOTAL ASSETS                                $1,318,893,000      $1,321,691,000
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LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses       $105,101,000        $134,556,000
  Accrued compensation                         106,565,000          87,994,000
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TOTAL CURRENT LIABILITIES                      211,666,000         222,550,000
Senior notes payable                           732,426,000         700,401,000
Subordinated notes payable                     176,762,000         181,737,000
Deferred income taxes                                   -           31,883,000
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TOTAL LIABILITIES                            1,120,854,000       1,136,571,000
--------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
  Common stock, par value $.01 per share:
    Authorized - 200,000,000 shares
    Issued - 68,992,132 shares in 2000 and
             70,346,577 shares in 1999             690,000             703,000
  Capital in excess of par value               356,657,000         361,808,000
    Retained earnings                          129,074,000         139,044,000
    Accumulated other comprehensive income     (11,000,000)         (6,495,000)
--------------------------------------------------------------------------------
                                               475,421,000         495,060,000
Less treasury shares at cost -
  11,814,728 shares in 2000
  and 13,173,451 in 1999                      (277,382,000)       (309,940,000)
--------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                     198,039,000         185,120,000
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $1,318,893,000      $1,321,691,000
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



                       UNITED ASSET MANAGEMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------
                                  (Unaudited)

--------------------------------------------------------------------------------
                            Three Months Ended            Six Months Ended
                                June 30,                      June 30,
                          2000           1999           2000           1999
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CASH FLOW RELATED TO OPERATING
ACTIVITIES:
  Net income            $19,457,000     $14,901,000     $37,918,000  $30,002,000
  Adjustments to reconcile
    net income to net cash
    flow from operating
    activities:
  Amortization of cost
    assigned to contracts
    acquired             25,778,000      26,506,000      52,072,000   52,595,000
  Depreciation            3,504,000       4,098,000       6,985,000    7,716,000
  Amortization of
    goodwill and other    2,153,000       1,993,000       4,228,000    3,961,000
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  NET INCOME PLUS AMORTIZATION
    AND DEPRECIATION     50,892,000      47,499,000     101,203,000   94,274,000
  Changes in assets
    and liabilities:
    Decrease (increase)
      in investment
      advisory fees
      receivable          3,963,000      (7,884,000)     (1,888,000)   5,517,000
    Decrease (increase)
      in other current
      assets                812,000      (1,782,000)        (23,000) (3,227,000)
    Increase (decrease)
      in accounts payable
      and accrued
      expenses          (18,731,000)      4,342,000      29,539,000 (19,901,000)
    Increase (decrease)
      in accrued
      compensation       27,752,000       5,137,000      18,624,000 (22,894,000)
    Decrease in deferred
      income tax
      liabilities and
      other             (36,342,000)     (2,050,000)    (41,377,000) (1,576,000)
--------------------------------------------------------------------------------
NET CASH FLOW FROM
OPERATING ACTIVITIES     28,346,000      45,262,000      47,000,000  52,193,000
--------------------------------------------------------------------------------
Cash flow related to
  investing activities:
  Cash additions to cost
    assigned to contracts
    acquired                  -         (137,000)           -        (5,134,000)
  Change in other assets (3,402,000)    (697,000)        (9,638,000) (4,482,000)
--------------------------------------------------------------------------------
NET CASH FLOW USED IN
  INVESTING ACTIVITIES   (3,402,000)    (834,000)        (9,638,000) (9,616,000)
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Cash flow related to
  financing activities:
  Purchase of treasury
  shares                    -            (16,936)       (13,149,000)(88,095,000)
  Additions to (reductions)
    notes payble, net    (3,080,000)    (23,578,000)    32,313,000    23,751,000
  Issuance or reissuance
    of equity securities 11,231,000       2,468,000     12,075,000    13,742,000
  Dividends paid        (11,298,000)    (11,896,000)   (22,757,000) (24,186,000)
--------------------------------------------------------------------------------

NET CASH FLOW FROM (USED IN)
  FINANCING ACTIVITIES   (3,147,000)    (49,942,000)     8,482,000  (74,788,000)
  ------------------------------------------------------------------------------
EFFECT OF FOREIGN
  EXCHANGE RATE CHANGES
  ON CASH FLOW           (1,130,000)    (502,000)       (1,562,000)  (1,352,000)
--------------------------------------------------------------------------------
NET INCREASE (DECREASE)
  IN CASH AND CASH
  EQUIVALENTS            20,667,000     (6,016,000)     44,282,000  (33,563,000)
Cash and cash equivalents
  at beginning of
  period                147,369,000    126,069,000     123,754,000   153,616,000
--------------------------------------------------------------------------------
CASH AND CASH
  EQUIVALENTS AT END
  OF PERIOD            $168,036,000   $120,053,000    $168,036,000  $120,053,000
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